Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

This document relates to the proposed business combination involving Restoration Robotics, Inc., a Delaware corporation (“Restoration Robotics”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus Concept”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among Restoration Robotics, Radiant Merger Sub Ltd. and Venus Concept.

Project Radiant: Customer Briefing Materials

Facts about the Merger of Venus Concept and Restoration Robotics

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Restoration Robotics, Inc., a global leader in robotic hair restoration, and Venus Concept Ltd., a global aesthetic technology leader, have entered into a definitive merger agreement to combine the two companies. The merger is expected to close in the third quarter of 2019.

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Through the combination of our two companies, we will offer a broad portfolio of best-in-class aesthetic device platforms, including Venus Versa™, Venus Legacy™, Venus Velocity™, Venus Fiore™, Venus Viva™, Venus Freeze Plus™, Venus Glow™, the NeoGraft® handheld follicular unit extraction solution and the ARTAS® Robotic Hair Restoration System.

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The ARTAS Systems are the first and only physician-assisted robotic systems approved by the U.S. Food & Drug Administration for hair transplantation and offer customers a minimally invasive, robotic assisted solution that can dramatically reduce procedure time, improve treatment success, and help physicians grow their hair restoration practice.

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The combination of Venus Concept’s expertise in non-invasive, energy-based technologies with Restoration Robotics’ strong capabilities in robotics, 3D pre-operative planning and software creates an exceptionally strong research and development platform to drive further innovation. We see exciting opportunities to apply the ARTAS proprietary robotic technology to potentially other aesthetic procedures in the future.

•	We will continue to provide you with the same level of exceptional technology and service to support your practice.

•	To learn more about Venus Concept, visit www.venusconcept.com

•	To learn more about Restoration Robotics’ ARTAS Systems, visit www.artas.com

Additional Information for Restoration Robotics Common Stockholders

In connection with the proposed transaction, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 related to the shares being issued in the merger, including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and the related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed.

The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at (646) 536-7000 or by email at ir@restorationrobotics.com.

Participants in Solicitation

Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and its proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC’s website at www.sec.gov.

Non-solicitation

This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financings, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share prices, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, inability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and proxy statement contained therein that Restoration Robotics will file in connection with the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware.